PRESS RELEASE

Company Contacts		IR Agency Contact
Guy Avidan, VP Finance & CFO AudioCodes Tel: +972-3-976-4000 guy.avidan@audiocodes.com	Shirley Nakar, Director, Investor Relations AudioCodes Tel: +972-3-976-4000 shirley@audiocodes.com	Erik Knettel, Grayling Tel: +1-646-284-9415 erik.knettel@grayling.com

AudioCodes Reports First Quarter 2013 Results

Year-Over-Year Profitability Improvement Driven by Operational Efficiency and Growing Sales in Unified Communications and Enterprise SBC

Lod, Israel – April 29, 2013 – AudioCodes (NasdaqGS: AUDC), a leading provider of Voice over IP (VoIP) technologies, products and services, today announced financial results for the first quarter ended March 31, 2013.

Revenues for the first quarter of 2013 were $32.3 million, compared to $32.8 million for the fourth quarter of 2012, and $32.3 million for the first quarter of 2012.

Net income in accordance with U.S. generally accepted accounting principles (GAAP) was, $71,000, or $0.002 per diluted share, for the first quarter of 2013, compared to GAAP net income of $524,000, or $0.01 per diluted share, for the fourth quarter of 2012, and a GAAP net loss of $1.6 million, or ($0.04) per diluted share, for the first quarter of 2012.

Non-GAAP net income for the first quarter of 2013 was $691,000, or $0.02 per diluted share, compared to non-GAAP net income of $1.1 million, or $0.03 per diluted share, for the fourth quarter of 2012, and a non-GAAP net loss of $827,000, or ($0.02) per diluted share, for the first quarter of 2012.

Non-GAAP net income (loss) excludes: (i) stock-based compensation expenses; and (ii) amortization expenses related to intangible assets. A reconciliation of net income (loss) on a GAAP basis to a non-GAAP basis is provided in the tables that accompany the condensed consolidated financial statements contained in this press release.

AudioCodes Reports First Quarter 2013 Results	Page 1 of 9

Net cash provided by operations for the first quarter of 2013 totaled $2.7 million. Cash and cash equivalents, bank deposits and marketable securities were $57.5 million as of March 31, 2013, compared to $58.5 million as of December 31, 2012 and $70.3 million as of March 31, 2012. AudioCodes used approximately $2.5 million in cash during the first quarter of 2013 for the repayment of loans.

In April 2013, AudioCodes entered into an asset purchase agreement with its affiliated company, MailVision. Mailvision is an Israeli company which develops, markets and licenses VoIP solutions for mobile, PC, web and tablet devices for telecom operators and service providers. As of December 31, 2012, AudioCodes owned 26.4% of the outstanding share capital of MailVison, or 24.1% of the share capital of the company on a diluted basis. The closing of the transaction is subject to customary conditions and is expected to occur during May 2013.

Pursuant to this agreement, AudioCodes has agreed to acquire certain of MailVision’s assets for the following consideration: (i) $233,000 to be payable 12 months following the closing date; and (ii) additional earn out payments will be paid to MailVision subject to the achievement of a certain level of net revenues from the sale of MailVision’s products. Payment can be made, at AudioCodes’ discretion, in either cash or ordinary shares. As additional consideration for the transaction, on closing, AudioCodes’ agreed to waive repayment of any outstanding loans made by the company to MailVision and to assume specified liabilities of MailVision in the aggregate amount of approximately $1.3 million.

“We are pleased to report financial results in line with our plan for the year. Our performance in the first quarter of 2013 is underlined by good progress in our key strategic initiatives and improved operational performance,” said Shabtai Adlersberg, President and Chief Executive Officer of AudioCodes. “Continuing the trend from the previous quarter, our networking business grew primarily in the areas of Unified Communication and enterprise SBC applications, both representing strategic directions for us. We saw a growing pipeline of opportunities developing for us in the Microsoft Lync marketplace, the SIP trunking business communication services market, and in enterprise VoIP networking. Growth trends in these market segments provide further support for our expected success in coming years.”

“Our proposed acquisition of MailVision assets will allow AudioCodes to extend our innovative development efforts in the area of mobile SIP real-time communication solutions for enterprise and service providers. We believe this investment in the over-the-top market positions AudioCodes in one of the most attractive growth segments of the communications market, and will assist us in maintaining our position as one of the leaders in the unified communications and real-time media communications solutions market,” concluded Mr. Adlersberg.

AudioCodes Reports First Quarter 2013 Results	Page 2 of 9

Conference Call & Web Cast Information

AudioCodes will conduct a conference call at 9:00 A.M., Eastern Time today to discuss the Company’s first quarter 2013 operating performance, financial results and outlook. The conference call will be simultaneously Web cast. Investors are invited to listen to the call live via Web cast at the AudioCodes corporate website at www.audiocodes.com.

About AudioCodes

AudioCodes Ltd. (NasdaqGS: AUDC) designs, develops and sells advanced Voice over IP (VoIP) and converged VoIP and Data networking products and applications to Service Providers and Enterprises. AudioCodes is a VoIP technology market leader focused on converged VoIP and data communications and its products are deployed globally in Broadband, Mobile, Enterprise networks and Cable. The Company provides a range of innovative, cost-effective products including Media Gateways, Multi-Service Business Routers, Session Border Controllers (SBC), Residential Gateways, IP Phones, Media Servers and Value Added Applications. AudioCodes' underlying technology, VoIPerfectHD(TM), relies on AudioCodes' leadership in DSP, voice coding and voice processing technologies. AudioCodes' High Definition (HD) VoIP technologies and products provide enhanced intelligibility and a better end user communication experience in Voice communications. For more information on AudioCodes, visit http://www.audiocodes.com.

Statements concerning AudioCodes' business outlook or future economic performance; product introductions and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements'' as that term is defined under U.S. Federal securities laws. Forward-looking statements are subject to various risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. These risks, uncertainties and factors include, but are not limited to: the effect of global economic conditions in general and conditions in AudioCodes' industry and target markets in particular; shifts in supply and demand; market acceptance of new products and the demand for existing products; the impact of competitive products and pricing on AudioCodes' and its customers' products and markets; timely product and technology development, upgrades and the ability to manage changes in market conditions as needed; possible need for additional financing; the ability to satisfy covenants in the Company’s loan agreements; possible disruptions from acquisitions; the ability of AudioCodes to successfully integrate the products and operations of acquired companies into AudioCodes' business; and other factors detailed in AudioCodes' filings with the U.S. Securities and Exchange Commission. AudioCodes assumes no obligation to update the information in this release.

©2013 AudioCodes Ltd. All rights reserved. AudioCodes, AC, HD VoIP, HD VoIP Sounds Better, IPmedia, Mediant, MediaPack, OSN, SmartTAP, VMAS, VoIPerfect, VoIPerfectHD, Your Gateway To VoIP and 3GX are trademarks or registered trademarks of AudioCodes Limited. All other products or trademarks are property of their respective owners. Product specifications are subject to change without notice.

Summary financial data follows

AudioCodes Reports First Quarter 2013 Results	Page 3 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	March 31,	December 31,
	2013	2012
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$15,133	$15,219
Short-term and restricted bank deposits	9,924	10,330
Short-term marketable securities and accrued interest	19,510	7,966
Trade receivables, net	25,133	24,413
Other receivables and prepaid expenses	8,247	7,274
Inventories	15,531	16,797
Total current assets	93,478	81,999

LONG-TERM INVESTMENTS:
Long-term and restricted bank deposits	$8,790	$9,251
Long-term marketable securities	4,104	15,762
Investments in an affiliated company	1,678	1,084
Deferred tax assets	3,565	3,565
Severance pay funds	16,447	15,772
Total long-term assets	34,584	45,434

PROPERTY AND EQUIPMENT, NET	3,391	3,619

GOODWILL AND INTANGIBLE ASSETS, NET	34,676	34,952

Total assets	$166,129	$166,004

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Current maturities of long-term bank loans	$6,936	$8,436
Trade payables	5,291	6,817
Other payables and accrued expenses	15,505	15,062
Deferred revenues	6,297	5,086
Total current liabilities	34,029	35,401

LONG-TERM LIABILITIES:
Accrued severance pay	$17,225	$16,284
Long-term bank loans	13,500	14,477
Senior convertible notes	353	353
Deferred revenues and other liabilities	1,848	1,192
Total long-term liabilities	32,926	32,306

Total equity	99,174	98,297
Total liabilities and equity	$166,129	$166,004

AudioCodes Reports First Quarter 2013 Results	Page 4 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2013	2012
	(Unaudited)
Revenues:
Products	26,171	26,818
Services	6,097	5,495

Total Revenues	$32,268	$32,313

Cost of revenues:
Products	11,794	11,971
Services	1,538	1,481

Total Cost of revenues	13,332	13,452

Gross profit	18,936	18,861

Operating expenses:
Research and development, net	7,310	8,118
Selling and marketing	9,214	10,496
General and administrative	2,039	1,959

Total operating expenses	18,563	20,573

Operating income (loss)	373	(1,712)
Financial income (expenses), net	(203)	228

Income (loss) before taxes on income	170	(1,484)
Taxes on income, net	(78)	(84)
Equity in profit (losses) of an affiliated companies	(21)	10

Net income (loss)	$71	$(1,558)

Basic net earnings (loss) per share	$0.00	$(0.04)

Diluted net earnings (loss) per share	$0.00	$(0.04)

Weighted average number of shares used in computing basic net earnings (loss) per share (in thousands)	38,009	40,270

Weighted average number of shares used in computing diluted net earnings (loss) per share (in thousands)	38,577	40,270

AudioCodes Reports First Quarter 2013 Results	Page 5 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NON-GAAP PROFORMA STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2013	2012
	(Unaudited)
Revenues:
Products	26,171	26,818
Services	6,097	5,495

Total Revenues	$32,268	$32,313

Cost of revenues:
Products	11,624	11,781
Services	1,499	1,442

Total Cost of revenues (1) (2)	13,123	13,223

Gross profit	19,145	19,090

Operating expenses:
Research and development, net (1)	7,217	7,982
Selling and marketing (1) (2)	9,033	10,298
General and administrative (1)	1,902	1,791

Total operating expenses	18,152	20,071

Operating income (loss)	993	(981)
Financial income (expenses), net	(203)	228

Income (loss) before taxes on income	790	(753)
Taxes on income, net	(78)	(84)
Equity in profit (losses) of an affiliated companies	(21)	10

Net income (loss)	$691	$(827)

Diluted net earnings (loss) per share	$0.02	$(0.02)

Weighted average number of shares used in computing diluted net earnings (loss) per share (in thousands)	38,896	40,270

(1)	Excluding stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Excluding amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports First Quarter 2013 Results	Page 6 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

RECONCILIATION OF GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME (LOSS)

U.S. dollars in thousands, except per share data

	Three months ended
	March 31,
	2013	2012
	(Unaudited)
GAAP net income (loss)	$71	$(1,558)

GAAP net earnings (loss) per share	$0.00	$(0.04)

Cost of revenues:
Stock-based compensation (1)	9	23
Amortization expenses (2)	200	206
	209	229
Research and development, net:
Stock-based compensation (1)	93	136

Selling and marketing:
Stock-based compensation (1)	105	122
Amortization expenses (2)	76	76
	181	198
General and administrative:
Stock-based compensation (1)	137	168

Non-GAAP net income (loss)	$691	$(827)
Non-GAAP Diluted net earnings (loss) per share	$0.02	$(0.02)

(1)	Stock-based compensation expenses related to options and restricted stock units granted to employees and others.
(2)	Amortization of intangible assets related to the acquisitions of Nuera, Netrake and CTI Squared.

Note: Non-GAAP measures should be considered in addition to, and not as a substitute for, the results prepared in accordance with GAAP. The Company believes that non-GAAP information is useful because it can enhance the understanding of its ongoing economic performance and therefore uses internally this non-GAAP information to evaluate and manage its operations. The Company has chosen to provide this information to investors to enable them to perform comparisons of operating results in a manner similar to how the Company analyzes its operating results and because many comparable companies report this type of information.

AudioCodes Reports First Quarter 2013 Results	Page 7 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

U.S. dollars in thousands

	Three months ended
	March 31,
	2013	2012
	( Unaudited)
Cash flows from operating activities:
Net income (loss)	$71	$(1,558)
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	782	706
Amortization of marketable securities premiums and accretion of discounts, net	107	108
Equity in profit (losses) of affiliated company and interest on loans to affiliated company	21	(10)
Increase (decrease) in accrued severance pay, net	266	(105)
Stock-based compensation expenses	344	449
Decrease in accrued interest on marketable securities, bank deposits and structured notes	7	3
Decrease (increase) in trade receivables, net	(720)	4,348
Increase in other receivables and prepaid expenses	(640)	(1,433)
Decrease in inventories	1,266	428
Decrease in trade payables	(1,526)	(5,267)
Increase in deferred revenues	1,867	2,273
Increase in other payables and accrued expenses	838	681
Net cash provided by operating activities	2,683	623

Cash flows from investing activities:
Short-term deposits, net	406	1,807
Net loans provided to affiliated company	(615)	-
Proceeds from long-term bank deposits	461	600
Purchase of property and equipment	(278)	(651)
Net cash provided by (used in) investing activities	(26)	1,756

AudioCodes Reports First Quarter 2013 Results	Page 8 of 9

AUDIOCODES LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)

U.S. dollars in thousands

	Three months ended
	March 31,
	2013	2012
	( Unaudited)
Cash flows from financing activities:
Purchase of treasury stock	-	(2,513)
Repayment of long-term bank loans	(2,477)	(2,355)
Payment for acquisition of NSC non-controlling interest	(395)	(336)
Proceeds from issuance of shares upon exercise of options, warrants and employee stock purchase plan	129	35
Net cash used in financing activities	(2,743)	(5,169)

Decrease in cash and cash equivalents	(86)	(2,790)
Cash and cash equivalents at the beginning of the period	15,219	28,257
Cash and cash equivalents at the end of the period	$15,133	$25,467

AudioCodes Reports First Quarter 2013 Results	Page 9 of 9